UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Yuchai International Limited
Full Name of Registrant

N/A
Former Name if Applicable

16 Raffles Quay #26-00 Hong Leong Building
Address of Principal Executive Office (Street and Number)

Singapore 048581
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 13, 2009, the Registrant announced the decision of its Board of Directors to appoint Ernst & Young LLP (“E&Y”) as its new principal independent auditors in place of KPMG LLP, Singapore (“KPMG”) subject to approval by shareholders at its Annual General Meeting (“AGM”).

The Registrant’s change in its principal independent auditors from KPMG to E&Y was only recently approved at the AGM on April 17, 2009. Following on from this, the Registrant and E&Y are working to complete its annual report on Form 20-F for the fiscal year ended December 31, 2008. In view of its recent change in principal independent auditors, the Registrant is unable to file its 2008 Form 20-F by the filing deadline of June 30, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hoh Weng Ming	65	6322 6262
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced by the Company on June 30, 2009, unaudited consolidated net revenues for the fiscal year ended December 31, 2008 were RMB 10.4 billion compared with audited consolidated net revenues of RMB 9.6 billion in 2007, reflecting a 8% year-over-year increase. The Company expects its unaudited consolidated net income to fall within the range of RMB 245.0 million and RMB 300.0 million, a reduction over the audited consolidated net income of RMB 525.5 million reported for the fiscal year ended December 31, 2007 due mainly to increased raw material prices which were substantially higher in 2008.

Certain statements in this Form 12b-25 are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

China Yuchai International Limited has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2009	By:	/s/ Hoh Weng Ming
Name: Hoh Weng Ming Title: Chief Financial Officer